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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                     MAGICWORKS ENTERTAINMENT INCORPORATED
                           (Name of Subject Company)

                             MWE ACQUISITION CORP.
                            SFX ENTERTAINMENT, INC.

                                   (Bidders)
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

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                                  558909 10 7
                     (CUSIP Number of Class of Securities)

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                            HOWARD J. TYTEL, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           SFX ENTERTAINMENT, INC.
                        650 MADISON AVENUE, 16TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 838-3100

         (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                               ------------------

                                  Copies to:

                             AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               TWO ALLEN CENTER
                        1200 SMITH STREET, SUITE 1200
                             HOUSTON, TEXAS 77002
                                (713) 427-5000

                     (CONTINUED ON THE FOLLOWING PAGE(S))
                             (PAGE 1 OF 3 PAGES)

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   SFX Entertainment, Inc. and MWE Acquisition Corp. (the "Purchaser") hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Statements"), each originally filed on August 13, 1998, with respect to their offer to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Magicworks Entertainment Incorporated, a Delaware corporation, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statements.

ITEM 10. ADDITIONAL INFORMATION.

   The response to Item 10 is hereby amended and supplemented to add the following:

   The portion of the first sentence of the first paragraph of Section 14 of the Offer to Purchase which precedes the subparagraphs is hereby amended and restated as follows:

       Notwithstanding any other provision of the Offer, but subject to (a) the terms and conditions of the Merger Agreement and (b) any applicable rules at the SEC, the Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act has not expired or has not been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions shall exist:

                               Page 2 of 3 Pages

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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1998

                                       MWE ACQUISITION CORP.

                                       By: /s/ Thomas P. Benson
                                          -----------------------------------
                                          Name:  Thomas P. Benson
                                          Title: Chief Financial Officer


                                       SFX ENTERTAINMENT, INC.

                                       By: /s/ Thomas P. Benson
                                          -----------------------------------
                                          Name:  Thomas P. Benson
                                          Title: Chief Financial Officer



                               Page 3 of 3 Pages